FMI FUNDS Tax Information Schedule Calendar Year 2008

	Record Date	Ex Date	Payable Date	QDI % of Dividend	QDI % of STCG	QDI % of Foreign	Non-taxable Dividend %	Return of Capital %
Fund (Symbol)
FMI Common Stock Fund (FMIMX)	10/29/2008	10/30/2008	10/31/2008	79.95	79.95
FMI Common Stock Fund (FMIMX)	12/29/2008	12/30/2008	12/30/2008	100.00
FMI Focus Fund (FMIOX)	10/29/2008	10/30/2008	10/31/2008		100.00
FMI Large Cap Fund (FMIHX)	10/29/2008	10/30/2008	10/31/2008	100.00
FMI Large Cap Fund (FMIHX)	12/29/2008	12/30/2008	12/30/2008	100.00
FMI Provident Trust Strategy Fund (FMIRX)	10/29/2008	10/30/2008	10/31/2008	98.09
FMI Provident Trust Strategy Fund (FMIRX)	12/29/2008	12/30/2008	12/30/2008	100.00

QDI = Qualifying Dividend Income
STCG= Short-Term Capital Gains

FMIFUNDS

Dear Fellow FMI Funds Shareholders:
        For the year ended December 31, 2008, the FMI Focus Fund and FMI Provident Trust Strategy Fund are the only Funds with earned income from the following types of government securities:

	FMI Focus Fund	FMI Provident Trust Strategy Fund

Federal Farm Credit Bank	None	3.95%
Federal Home Loan Bank	None	36.86%
Federal Home Loan Mortgage Corp.	None	3.48%
Federal National Mortgage Association	None	3.26%
U.S. Treasury Bills	10.76%	1.44%

          The FMI Common Stock Fund and the FMI Large Cap Fund did not have income from government securities.
          For residents of Massachusetts the amount of the capital gain distributions from assets held for more than one year can be determined by multiplying the amount in Box 2a, Form 1099-DIV by:

	1-2 years	2-3 years	3-4 years	4-5 years	5-6 years	6 or more years

FMI Common Stock Fund	None	None	72.24%	17.88%	9.88%	None
FMI Focus Fund	27.58%	12.10%	26.66%	9.23%	24.43%	None

          The FMI Large Cap Fund and FMI Provident Trust Strategy Fund did not pay any long-term capital gain distributions this year.
          This information is provided for your convenience in preparing your tax returns. To determine the amount, if any, that is exempt from taxation in your state of residence, please consult your tax adviser.

DST Output Item #64815